OD
12/19/14

SECU[barcode]SSION

14042130

DEC 08 2014

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 14550

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/2013 (MM/DD/YY) AND ENDING 09/30/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brittingham, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5809 Kennett Pike
(No. and Street)

Wilmington (City) Delaware (State) 19807 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wheeler, Wolfenden & Dwares, PA
(Name – *if individual, state last, first, middle name*)

4550 New Linden Hill Road, Suite 201 (Address) Wilmington (City) DE (State) 19808 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

12/12/14

OATH OR AFFIRMATION

I, Stephen P. Sweeny, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brittingham, Inc., as of September 30, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Diane L Argo

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRITTINGHAM, INC.

FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

September 30, 2014

WHEELER • WOLFENDEN • DWARES
Certified Public Accountants

BRITTINGHAM, INC.

FINANCIAL STATEMENTS AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

September 30, 2014

WHEELER • WOLFENDEN • DWARES
Certified Public Accountants

CONTENTS

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Brittingham, Inc.

We have audited the accompanying financial statements of Brittingham, Inc. (a Delaware corporation) (the Company), which comprise the statement of financial condition as of September 30, 2014, and the related statements of operations, change in stockholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplementary information. Brittingham, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Brittingham, Inc. as of September 30, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

4550 New Linden Hill Road · Suite 201 · Linden Park · Wilmington, DE 19808 · Phone (302) 254-8240 · Fax (302) 254-8244

To the Board of Directors and Shareholders
Brittingham, Inc.

The Computation of Net Capital Under Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Brittingham, Inc.'s financial statements. The supplementary information is the responsibility of Brittingham, Inc.'s management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Wlecks Edgar Hart Allen, PA

November 21, 2014
Wilmington, Delaware

BRITTINGHAM, INC.

STATEMENT OF FINANCIAL CONDITION

September 30, 2014

ASSETS

ASSETS		
Cash and cash equivalents	$	1,060,937
Prepaid assets		3,024
Other assets		15,101
TOTAL ASSETS	$	1,079,062

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	17,454
Total liabilities		17,454
STOCKHOLDERS' EQUITY		
Common stock – $1 par value, 1,500 shares authorized, 556 shares issued and outstanding		556
Additional paid-in capital		382,509
Retained earnings		678,543
Total stockholders' equity		1,061,608
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	1,079,062

The accompanying notes are an integral part of these financial statements.

BRITTINGHAM, INC.

STATEMENT OF OPERATIONS

For the Year Ended September 30, 2014

INCOME		
Security commissions	$	158,607
Interest and dividends		105
Other income		31
Total income		158,743
EXPENSES		
Employee compensation and benefits		47,807
Communication costs		31,484
Occupancy and other equipment costs		48,679
Other expenses		38,610
Total expenses		166,580
NET LOSS	$	(7,837)

The accompanying notes are an integral part of these financial statements.

BRITTINGHAM, INC.

STATEMENT OF CHANGE IN STOCKHOLDERS' EQUITY

For the Year Ended September 30, 2014

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
Balance, September 30, 2013	$ 556	$ 382,509	$ 686,380	$ 1,069,445
Net loss	-	-	(7,837)	(7,837)
Balance, September 30, 2014	$ 556	$ 382,509	$ 678,543	$ 1,061,608

The accompanying notes are an integral part of these financial statements.

BRITTINGHAM, INC.

STATEMENT OF CASH FLOWS

For the Year Ended September 30, 2014

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(7,837)
Adjustments to reconcile net loss to net cash utilized by operating activities		
Increase in prepaid assets		(589)
Increase in other assets		(5,790)
Decrease in accounts payable and accrued expenses		(7,276)
Net cash utilized by operating activities		(21,492)
CASH FLOWS FROM INVESTING ACTIVITIES		-
CASH FLOWS FROM FINANCING ACTIVITIES		-
Net decrease in cash and cash equivalents		(21,492)
Cash and cash equivalents – beginning of year		1,082,429
Cash and cash equivalents – end of year	$	1,060,937

The accompanying notes are an integral part of these financial statements.

NOTE A – NATURE OF ACTIVITIES AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Nature of Activities

Brittingham, Inc. (the Company) is a broker of securities and a member of the New York Stock Exchange. Rule 17a-5, under the *Securities Exchange Act of 1934,* requires broker-dealers to file a complete set of financial statements with the Securities and Exchange Commission (the Commission). The statements are required to cover the period since the immediately preceding filing with the Commission, and, accordingly, these financial statements are for the year ended September 30, 2014.

Transactions in securities, including the related security commissions, are recorded on a trade-date basis.

Marketable securities traded on a national exchange are valued at the last reported sale price on the last business day of the year; marketable securities traded on the over-the-counter market are valued at the mean between the last reported bid and asked price.

For the purposes of the statement of cash flows, the Company considers all highly liquid investment instruments with original maturities of three months or less to be cash equivalents. In the accompanying statement of cash flows, all short-term investments are considered cash equivalents.

2. Income Taxes

The Company, with the consent of its stockholders, has elected to be an S corporation under the *Internal Revenue Code* and similar state law. Under income tax rules related to S corporation status, items of income, deductions and credits generally pass through on a pro-rata basis to the stockholders. Therefore, no provision or liability for federal, state or local income taxes has been made.

The Company has adopted ASC 740-10, *Income Taxes*, as it relates to uncertain tax positions. Management has reviewed its current and past federal, state and local income tax positions and has determined, based on clear and unambiguous tax law and regulations, that the tax positions taken are certain and that there is no likelihood that a material tax assessment would be made if a respective government agency examined tax returns subject to audit. Accordingly, no provision for the effects of uncertain tax positions has been recorded.

NOTE A – NATURE OF ACTIVITIES AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2. Income Taxes (Continued)

Currently, the 2011, 2012 and 2013 tax years are open and subject to examination by the Internal Revenue Service and the Delaware Division of Revenue. However, the Company is not currently under audit nor has the Company been contacted by these jurisdictions. Interest and penalties related to income taxes are included in income tax expense when incurred.

Income taxes are calculated in accordance with ASC-740, *Income Taxes.* Under the liability method, deferred tax assets and liabilities are provided for temporary differences between the financial reporting basis and tax reporting basis of the Company's assets and liabilities. A valuation allowance is established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

3. Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

4. Subsequent Events

The Company has evaluated subsequent events through November 21, 2014, which is the date the financial statements were available to be issued.

NOTE B – INVESTMENTS

In the normal course of its business activities, the Company is subject to the rules and regulations of the New York Stock Exchange (NYSE) and the Commission. During fiscal 1998, Company management was informed that the Commission began an investigation of the activities of certain NYSE floor brokers, including the floor broker who formerly leased the Company's exchange seat. During fiscal 1999, the Commission subpoenaed certain documents from the Company.

The Company believes it has provided the Commission with all documents responsive to the subpoena that were in the possession, custody or control of the Company. The Company believes that the records given to the Commission were destroyed on September 11, 2001. The Commission has not informed the Company that it is a target of the investigation. Accordingly, the Company has no reason to believe any action will be taken against it or its floor broker; however, it is possible that should such actions, if any, prove to be successful, the cost to the Company could be material.

NOTE C – CUSTOMERS' ACCOUNTS

All customers' accounts are carried by a correspondent broker on a fully disclosed basis, and, accordingly, the Company is not required to maintain or compute a reserve pursuant to Rule 15c3-3 of the *Securities Exchange Act of 1934*.

NOTE D – NET CAPITAL

The Company, as a registered broker and dealer in securities, is subject to the Commission's Uniform Net Capital Rule 15c3-1.

Under the computation provided by Rule 15c3-1, the Company is required to maintain "net capital" equal to the greater of $250,000 or 6⅔% of "aggregate indebtedness." Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital, as those terms are defined in the Rule, shall not exceed 15 to 1. At September 30, 2014, the Company had a ratio of aggregate indebtedness to net capital of approximately .0169 to 1 and a net capital requirement of $250,000. Aggregate indebtedness and net capital, as defined, were $17,454 and $1,033,549, respectively, at September 30, 2014. The Company's current clearing agreement with National Financial Services (NFS) requires it to maintain minimum net capital of $100,000.

NOTE E – CONCENTRATIONS OF CREDIT RISK

The Company maintains cash balances in several financial institutions. Under the general deposit insurance rules, the Federal Deposit Insurance Corporation insured limit is $250,000 per depositor. The Securities Investor Protection Corporation insured limit is also $250,000 per depositor. At times, account balances may exceed insured limits. Amounts uninsured at September 30, 2014 totaled $790,990.

NOTE F – COMMITMENTS AND CONTINGENT LIABILITIES

The Company's operations are conducted in premises that are rented under a lease agreement with L. I. Holdings, Inc. (a related party). The agreement has been renewed each year since 1991 at the current prevailing market rate. Total rental payment made to L. I. Holdings, Inc. during 2014 was $39,758.

NOTE G – RELATED PARTIES

The Company receives a substantial portion of its security commissions from related parties, primarily Lumber Industries, Inc. and related affiliates, whose executive officers are also executive officers of the Company. Total security commissions earned from related parties for the fiscal year ended September 30, 2014 was $158,607.

NOTE H – PROFIT-SHARING PLAN

The Company has a profit-sharing plan for all eligible employees that provides for Company contributions at its discretion. However, contributions are limited to the amount allowable as a deduction for federal income tax purposes. A Company contribution of $2,932 was expensed in 2014.

NOTE I – CAPITAL STOCK

The Company has the right to purchase outstanding capital stock from the stockholders under certain conditions at an amount set forth in the Company's *Articles of Incorporation.* In addition, the stockholders are required to first offer the Company the option to purchase shares of capital stock before entering into an agreement to sell such shares.

SUPPLEMENTARY INFORMATION

BRITTINGHAM, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

September 30, 2014

Aggregate indebtedness		
Accounts payable and accrued expenses	$	17,454
Total aggregate indebtedness	$	17,454
Net capital		
Net worth		
Common stock	$	556
Additional paid-in capital		382,509
Retained earnings		678,543
Total net worth		1,061,608
Deductions		
Nonallowable assets		
Prepaid assets		3,024
Other assets		4,216
Total deductions		7,240
Net capital before haircuts on securities positions		1,054,368
Haircuts and undue concentration on securities computed pursuant to Rule 15c3-1		
Trading and investment securities		20,820
Net capital		1,033,548
Minimum capital required to be maintained ($250,000 or 6⅔% of aggregate indebtedness of $17,454)		250,000
Net capital in excess of requirements	$	783,548
Ratio of aggregate indebtedness to net capital		1.69%

The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of September 30, 2014, as filed by Brittingham, Inc. with the New York Stock Exchange on October 9, 2014.

BRITTINGHAM, INC.

EXEMPTION REPORT AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

September 30, 2014

WHEELER · WOLFENDEN · DWARES

Certified Public Accountants

BRITTINGHAM, INC.

EXEMPTION REPORT AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

September 30, 2014

WHEELER • WOLFENDEN • DWARES
Certified Public Accountants

CONTENTS

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Brittingham, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Brittingham, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Brittingham, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: ((2)(ii)) (the "exemption provisions") and (2) Brittingham, Inc. stated that Brittingham, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Brittingham, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Brittingham, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)((2)(ii)) of Rule 15c3-3 under the Securities Exchange Act of 1934.

November 21, 2014
Wilmington, Delaware

4550 New Linden Hill Road · Suite 201 · Linden Park · Wilmington, DE 19808 · Phone (302) 254-8240 · Fax (302) 254-8244

Brittingham, Inc.
5809 Kennett Pike
Wilmington, DE 19807
(302) 656-8173

EXEMPTIVE PROVISIONS UNDER RULE 15C3-3

I, Stephen P. Sweeny, President, COO, and CFO of Brittingham, Inc., do hereby certify and attest that, to the best of my knowledge and belief the following statement is true and correct:

> Brittingham, Inc. meets the identified exemption provision in §240.15c3-3(k)(2)(ii} in that it is an introducing broker or dealer who clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and it promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §240.17a-3 and §240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer; and that it met this exemptive provision throughout the most recent fiscal year without exception.

Brittingham, Inc.

By: ______________________________

Stephen P. Sweeny, President, COO, CFO

DATED: 11/21, 2014